Exhibit 99.2

CordovaCann Corp.
(Formerly LiveReel Media Corporation)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2020

Prepared as at May 29, 2020

Index

Overview	3
Summary of Results	3
Number of Common Shares	7

Business Environment	7
Compliance with Applicable State Law	7
Risk Factors	7
Forward Looking Statements	22
Business Plan and Strategy	22

Results of Operations	23

Liquidity and Capital Resources	26
Working Capital	26
Key Contractual Obligations	32
Off Balance Sheet Arrangements	32

Transactions with Related Parties	32

Financial and Derivative Instruments	33

Critical Accounting Policies	33

Evaluation of Disclosure Controls and Procedures	34

Outlook	35
Current Outlook	35
Subsequent Events	35

Public Securities Filings	36

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of CordovaCann Corp. (formerly LiveReel Media Corporation) for the three and nine months ended March 31, 2020 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended March 31, 2020. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

All dollars referred to herein are expressed in Canadian dollars except where indicated otherwise.

This management discussion and analysis is prepared by management as at May 29, 2020.

In this report, the words “us”, “we” “our”, the “Company” and “CordovaCann” have the same meaning unless otherwise stated and refer to CordovaCann Corp. and its subsidiaries.

Overview

Summary of Results

CordovaCann Corp. (formerly LiveReel Media Corporation) (the “Company” or “CordovaCann”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares (the “Common Shares”) currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

On January 16, 2018, the Company incorporated CordovaCann Holdings, Inc., a wholly-owned Delaware corporation (“CordovaCann USA”) to act as the Company’s parent holding company in the United States.

On January 17, 2018, the Company incorporated Cordova CO Holdings, LLC, a Colorado limited liability company (“Cordova CO”), as a wholly-owned subsidiary of CordovaCann USA to act as the Company’s primary operating subsidiary in the State of Colorado.

On February 26, 2018, the Company incorporated Cordova OR Holdings, LLC, an Oregon limited liability Company (“Cordova OR”), as a wholly-owned subsidiary of CordovaCann USA to act as the Company’s primary operating subsidiary in the State of Oregon.

On April 3, 2018, the Company changed the name of its wholly-owned Ontario-based subsidiary from “LiveReel Productions Corporation” to “CordovaCann Holdings Canada, Inc.” (“Cordova Canada”) to act as the Company’s primary operating subsidiary in Canada.

On May 17, 2018, Graham Simmonds resigned as a Director of the Company and Thomas (Taz) M. Turner, Jr. replaced Mr. Simmonds as Chairman of the Company. Furthermore, the Board of Directors also appointed Nathan Nienhuis to serve as the Company’s Chief Operating Officer.

On September 4, 2018, the Company incorporated Cordova Investments Canada, Inc., a wholly-owned Ontario-based subsidiary (“Cordova Investments Canada”) to act as the Company’s parent holding company in Canada.

On November 6, 2018, the Company incorporated Cordova CA Holdings, LLC, a California limited liability company (“Cordova CA”), as a wholly-owned subsidiary of CordovaCann USA to act as the Company’s primary holding subsidiary in the State of California.

On November 6, 2018, the Company incorporated CDVA Enterprises, LLC, a California limited liability company (“CDVA Enterprises”), as a wholly-owned subsidiary of CordovaCann USA, to act as the Company’s primary operating subsidiary in the State of California.

On October 28, 2019, Eric Lowy resigned as a Director of the Company.

On April 8, 2020, Ashish Kapoor resigned as a Director of the Company. Furthermore, Benjamin Higham and Jakob Ripshtein were appointed as Directors of the Company.

On May 16, 2020, Nathan Nienhuis resigned as a Director and chief operating officer of the Company. Dale Rasmussen was appointed as a Director of the Company.

Transaction Summaries

Summary of Star Buds Asset Acquisition.

On April 8, 2020, the Company, through its wholly-owned subsidiary, Cordova Investments, Canada Inc., completed the purchase of certain real assets and intellectual property (the “Assets”) of an arm’s length Canadian cannabis corporation (the “Star Buds Transaction”). The Assets acquired will enable the Company to open five recreational cannabis stores and four medical cannabis clinics in Western Canada under an established brand name, with the exclusive right to open more stores in Alberta, British Columbia, Saskatchewan, and Ontario. In conjunction with the Star Buds Transaction, seasoned industry veterans, Mr. Jakob Ripshtein and Mr. Ben Higham have joined the Company’s board of directors.

Starbuds International Inc., the vendor of the Assets (the “Vendor” or “Star Buds”) is a British Columbia based cannabis venture that owns one of the most significant medical cannabis clinic footprints in Western Canada, in addition to a network of recreational cannabis retail stores awaiting final provincial regulatory approvals. The Company has purchased the Assets related to five such recreational stores and four such medical clinics and expects to have them opened over the next few months. These stores will leverage the Star Buds brand name and proven business model that has created one of the most profitable cannabis retail companies in the United States over the last six years. These stores also expect to be able to utilize the intellectual property of well-established Star Buds product lines of flower, concentrates, and edibles. The Company plans on leveraging the Star Buds business model and the platform to open additional stores across Canada in 2020 and beyond.

As consideration to the Vendor for the Star Buds Transaction, the Company has:
(i)
issued twelve million five hundred thousand (12,500,000) common shares of the Company upfront, in exchange for the Assets held related to five retail cannabis stores and four medical cannabis clinics;
(ii)
agreed to issue three million (3,000,000) common shares of the Company for each additional lease assignment in Alberta to Company, up to a maximum of six million (6,000,000) common shares of the Company;
(iii)
agreed to issue three million (3,000,000) common shares of the Company for the opening of each retail store, up to a maximum of fifteen million (15,000,000) common shares of the Company. Each store must be opened by April 8, 2021 for the Vendor to receive this additional consideration;
(iv)
issued a three-year promissory note for five hundred twenty-seven thousand and three hundred dollars (CDN $527,300) accruing interest at six percent per annum payable upon maturity (the “Closing Promissory Note”); and
(v)
agreed to issue two additional three-year promissory notes in amounts of two hundred twenty-two thousand and five hundred dollars (CDN $222,500) and one hundred ninety-six thousand and eight hundred (CDN $196,800) upon obtaining assignment of two specific leases to Company. Such additional notes to have same terms as the Closing Promissory Note.

Summary of Investment in 2734158 Ontario Inc.

On May 19, 2020, the Company completed the purchase of its initial stake of 2734158 Ontario Inc. (“273”), an arm’s length Ontario-based cannabis retail venture (the “Ontario Transaction”). Cordova has agreed to invest a total of seven hundred twenty-three thousand dollars ($723,000) in 273 in exchange for 50.1% of 273. Cordova invested two hundred thousand dollars ($200,000) for 21.7% of 273 at the close of the Transaction, and has committed to invest (i) two hundred thousand dollars ($200,000) on June 14, 2020, (ii) two hundred thousand dollars ($200,000) on July 14, 2020, and (iii) one hundred twenty-three thousand dollars ($123,000) on August 13, 2020, which collectively gives the Company ownership of 50.1% of 273 after all payments are made. Cordova has the right to accelerate the payments, and may do so to facilitate faster openings of the retail stores. The Transaction is subject to approval from the Alcohol and Gaming Commission of Ontario and compliance with all applicable laws, rules and regulations. Cordova holds 4 of 7 board seats of 273 and has a right of first refusal on any future sale of primary or secondary shares in 273. The retail stores will be operated by 273 under the Star Buds brand name, and Cordova will leverage its recently closed assets of Starbuds International Inc. to provide 273 with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support.

Summary of Oregon Transaction

On April 4, 2018, Cordova OR entered into an agreement to acquire Cordova OR Operations, LLC (“OR Operations) for the acquisition of land and building for a total purchase price of US $1,440,000. Under the terms of the agreement, Cordova OR acquired a 27.5% membership interest in OR Operations for $534,311 (US $400,000) on April 4, 2018, and acquired the remaining 72.5% interest on June 19, 2019 for $1,361,048 (US $1,040,000). The assets of OR Operations consists of land, building and construction in progress with the construction in progress funded by Cordova OR. The total assets acquired through the transaction amounted to $3,645,389. The Company intends to continue its buildout the Oregon property to complete the construction and establish cultivation and processing facilities on the premises.

Summary of the Proposed California Transaction

On October 10, 2019, Cordova CA entered into a non-binding letter of intent (the “LOI”) to purchase real assets and intellectual property (the “Assets”) of a third party Los Angeles-based cannabis venture (the “Transaction). Pursuant to the terms of the LOI, the Company has agreed to issue a total of ten million (10,000,000) common shares of the Company, valued at US $2,000,000, to the vendors in exchange for the Assets. Post closing of the Transaction, the vendors would own approximately twenty percent of the outstanding common shares of the Company. Furthermore, the Company has also agreed to commit a further US $1,500,000 to fund the required capital expenditures and efforts of the operators to advance the operations in California.

On November 7, 2019 and in connection with the LOI, CA Holdings advanced US $300,000 (the “Advance”) in exchange for a promissory note (the “Promissory Note”) for the principal amount of US $300,000, due six months from the date of issuance bearing interest at a rate of 5% per annum. The Promissory Note has been personally guaranteed by the vendors selling the Assets to CA Holdings (the “Personal Guarantee”). CA Holdings financed the Advance through a loan (the “Loan”) from a group of investors (the “Syndicate”), due six (6) months from the date of issuance bearing interest at a rate of 15% per annum. Furthermore, CA Holdings transferred the Personal Guarantee to the benefit of the Syndicate in relation to the Loan. The Syndicate has a right to settle the Loan on the same terms that CA Holdings finances the balance of the cash commitment. As at the date of this report, Cordova CA was granted an extension of the Loan by the Syndicate through October 31, 2020.

Summary of Investment in NWN Inc.

On September 18, 2018, Cordova Investments Canada entered into a letter of intent with NWN Inc. (“NWN”) to form a strategic partnership. This new partnership would allow CordovaCann to license from NWN industry-leading cannabinoid technology and intellectual property for use in a number of U.S. jurisdictions currently served by the Company. NWN is a privately-held Canadian company that is conducting research on the effects of cannabinoids to develop novel compilations and formulations of cannabis-derived products for global commercial use. NWN’s intellectual property and product development initiatives are focused on the manufacturing of consistent cannabinoid derivative products. NWN also conducts research on the genetic properties of cannabis to develop genetically differentiated cannabis plants that improve yields and enhance specific attributes of cultivated flower. Furthermore, on September 18, 2018, Cordova Investments Canada paid $500,000 for the purchase of 500,000 convertible preferred shares of NWN at a price of $1.00 per preferred share. Each preferred share is convertible into one common share of NWN, subject to appropriate adjustments for any stock splits, consolidations or other recapitalizations. The Company also received a right of first refusal to participate in any future equity offerings of NWN. NWN is considered to be a related party by virtue of a common officer and director with CordovaCann.

Selected Financings

On October 19, 2017 and pursuant to a debt conversion agreement, the Company issued 7,681,110 Common Shares and fully settled $384,055 owing under a shareholder loan at a price of $0.05 per Common Share.

On December 14, 2017 and in connection with a private placement, the Company issued 5,532,500 Common Shares at a price of $0.10 per Common Share for total gross proceeds of $553,250; of which $533,250 was received in cash and $20,000 was received in services provided by a consultant.

On March 12, 2018 and in connection with a private placement, the Company issued 890,074 Common Shares at a price of $1.08 per Common Share for total gross proceeds of $959,251; all of which was received in cash.

On June 12, 2018 and June 15, 2018 in connection with a private placement, the Company issued 2,390,800 and 20,000 Common Shares, respectively, at a price of $1.95 per Common Share for total gross proceeds of $4,703,025; of which $4,400,163 was received in cash and $302,862 was received in services provided by consultants.

On March 13, 2019 and in connection with a private placement, the Company issued 600 unsecured subordinated convertible debenture units, each unit consisting of a principal amount of $1,000 and 500 warrants, for total gross proceeds of $600,000; of which $350,000 was received in cash and $250,000 was issued in settlement of outstanding fees.

On May 4, 2019, and in connection with warrants previously issued to a consultant, warrants were exercised for the purchase of 750,000 Common Shares of the Company at an exercise price of $0.15 per share for total gross proceeds of $112,500.

On August 14, 2019 and in connection with a private placement, the Company issued 713 unsecured subordinated convertible debenture units, each unit consisting of a principal amount of $1,000 and 500 warrants, for total gross proceeds of $713,000.

On April 24, 2020 and in connection with a private placement, the Company issued 1,164 unsecured subordinated convertible debenture units, each unit consisting of a principal amount of $1,000 and 500 warrants, for total gross proceeds of $1,164,000. 761 of the 1,164 issued unsecured subordinated convertible debenture units related to a prior private placement on August 14, 2019 where holders of such convertible debentures elected for early repayment allowing settlement of their convertible debentures plus accrued interest for an aggregate settlement amount of $761,000.

The following table summarizes financial information for the 3rd quarter of fiscal 2020 and the preceding seven quarters:

	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
Quarter Ended	2020	2019	2019	2019	2019	2018	2018	2018
	$	$	$	$	$	$	$	$
Revenue1	-	-	-	-	-	-	-	(8,819)

Gain (Loss) from continuing operations	(22,910)	(1,065,869)	(900,325)	(2,124,435)	(1,273,321)	(1,477,901)	(960,879)	(2,141,559)

Net loss per share – basic and diluted	0.021	0.026	0.022	0.053	0.032	0.037	0.024	0.065

1 During the three month period ended June 30, 2018, the Company generated $15,340 in revenue, however, the Company has not yet recorded such revenue and has furthermore reversed the revenue previously recorded during the three month period ended March 31, 2018 pending a determination that collectability is reasonably assured.

Number of Common Shares

There were 41,057,392 Common Shares issued and outstanding as at March 31, 2020 and 59,767,582 Common Shares issued and outstanding as at May 29, 2020, being the date of this report. There were 2,550,000 options and 5,381,500 warrants issued and outstanding as at March 31, 2020 and 7,050,000 options and 8,503,500 warrants issued and outstanding as at May 29, 2020.

Business Environment

Compliance with Applicable State Law

Each licensee of the Intellectual Property complies with applicable U.S. state licensing requirements as follows: (1) each licensee is licensed pursuant to applicable U.S. state law to cultivate, possess and/or distribute cannabis in such state; (2) renewal dates for such licenses are docketed by legal counsel and/or other advisors; (3) random internal audits of the licensee’s business activities are conducted by the applicable state regulator and by the respective investee to ensure compliance with applicable state law; (4) each employee is provided with an employee handbook that outlines internal standard operating procedures in connection with the cultivation, possession and distribution of cannabis to ensure that all cannabis inventory and proceeds from the sale of such cannabis are properly accounted for and tracked, using scanners to confirm each customer’s legal age and the validity of each customer’s drivers’ license; (5) each room that cannabis inventory and/or proceeds from the sale of such inventory enter is monitored by video surveillance; (6) software is used to track cannabis inventory from seed-to-sale; and (7) each licensee is contractually obligated to comply with applicable state law in connection with the cultivation, possession and/or distribution of cannabis. CordovaCann’s U.S. legal counsel reviews, from time to time, the licenses and documents referenced above in order to confirm such information and identify any deficiencies.

Colorado’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352 (Revised) – Companys with U.S. Marijuana-Related Activities) (“Staff Notice 51-352”), the assets and interests held by CordovaCann in Colorado are classified as “ancillary” involvement in the U.S. cannabis industry.

Colorado authorized the cultivation, possession and distribution of cannabis by certain licensed Colorado cannabis businesses. The Colorado Marijuana Enforcement Division regulates Colorado’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Colorado’s cannabis regulatory program. CordovaCann only engages in transactions with Colorado cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Colorado in compliance with Colorado’s cannabis regulatory program. To the extent required by Colorado’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Colorado cannabis business.

Oregon’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests held by CordovaCann in Oregon are classified as “ancillary” involvement in the U.S. cannabis industry.

Oregon authorized the cultivation, possession and distribution of cannabis by certain licensed Oregon cannabis businesses. The Oregon Liquor Control Commission regulates Oregon’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Oregon’s cannabis regulatory program. CordovaCann only engages in transactions with Oregon cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Oregon in compliance with Oregon’s cannabis regulatory program. To the extent required by Oregon’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Oregon cannabis business.

California’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests contemplated to be held by CordovaCann in California are classified as “ancillary” involvement in the U.S. cannabis industry.

California authorized the cultivation, possession and distribution of cannabis by certain licensed California cannabis businesses. The California Bureau of Cannabis Control regulates California’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with California’s cannabis regulatory program. CordovaCann only engages in transactions with California cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in California in compliance with California’s cannabis regulatory program. To the extent required by California’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such California cannabis business.

Risk Factors

The following are certain risk factors relating to the business carried on by the Company that prospective holders of Common Shares should carefully consider.

Risks specifically related to the United States regulatory system.

The Company’s investments operate in a new industry which is highly regulated, highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward-looking statements.

The Company’s investments incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company’s investments and, therefore, on the Company’s prospective returns. Further, the Company may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. Litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. A material adverse impact on our financial statements could also occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably capable of being estimated. The industry is subject to extensive controls and regulations which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the control of the Company’s investments and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company’s investments’ earnings and could make future capital investments or the Company’s investments’ operations uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants and which cannot be reliably predicted.

CordovaCann is expected to continue to derive a portion of its revenues from the cannabis industry in certain states of the United States, which is illegal under United States federal law. While the Company’s business activities are compliant with applicable state and local laws, such activities remain illegal under United States federal law. CordovaCann is involved in the cannabis industry in the United States where local and state laws permit such activities or provide limited defenses to criminal prosecutions. The enforcement of relevant laws is a significant risk.

Over half of the U.S. states have enacted comprehensive legislation to regulate the sale and use of medical cannabis. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a Schedule 1 controlled substance under the United States Controlled Substances Act of 1970. As such, cannabis-related practices or activities, including without limitation, the cultivation, manufacture, importation, possession, use or distribution of cannabis, are illegal under United States federal law. Strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under United States federal law, nor will it provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company’s operations and financial performance.

Because of the conflicting views between state legislatures and the federal government of the United States regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation, regulation, and enforcement. Unless and until the United States Congress amends the United States Controlled Substances Act with respect to cannabis or the Drug Enforcement Agency reschedules or de-schedules cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law, which would adversely affect the current and future investments of the Company in the United States. As a result of the tension between state and federal law, there are a number of risks associated with the Company’s existing and future investments in the United States.

For the reasons set forth above, the Company’s existing interests in the United States cannabis market may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities in Canada. It has been reported by certain publications in Canada that the Canadian Depository for Securities Limited may implement policies that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis companies that have investments in the United States. CDS is Canada’s central securities depository, clearing and settlement hub settling trades in the Canadian equity, fixed income and money markets. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States, despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators (“CSA”) and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“TMX MOU”) with Aequitas NEO Exchange Inc., the Canadian Securities Exchange (“CSE”), the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to companies with cannabis-related activities in the United States. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed companies. As a result, there is no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange. The Company has obtained eligibility with the Depository Trust Company (“DTC”) for its Common Share quotation on the OTCQB and such DTC eligibility provides another possible avenue to clear Common Shares in the event of a CDS ban.

The activities of CordovaCann’s investments are, and will continue to be, subject to evolving regulation by governmental authorities. The Company’s investments are directly or indirectly engaged in the medical and recreational cannabis industry in the United States and Canada, where local state laws permit such activities. The legality of the production, extraction, distribution and use of cannabis differs among each North American jurisdictions.

CordovaCann’s investments have been focused in three states that have legalized the medical and/or recreational use of cannabis, being Oregon, Colorado and California. Over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis. However, the U.S. federal government has not enacted similar legislation. As such, the cultivation, manufacture, distribution, sale and use of cannabis remains illegal under U.S. federal law.

Further, on January 4, 2018, U.S. Attorney General, Jeff Sessions, formally rescinded the standing DOJ federal policy guidance governing enforcement of marijuana laws, as set forth in a series of memos and guidance from 2009-2014, principally the Cole Memorandum. The Cole Memorandum generally directed U.S. Attorneys not to enforce the federal marijuana laws against actors who are compliant with state laws, provided enumerated enforcement priorities were not implicated. The rescission of this memo and other Obama-era prosecutorial guidance did not create a change in federal law as the Cole Memorandums were never legally binding; however, the revocation removed the DOJ’s guidance to U.S. Attorneys that state-regulated cannabis industries substantively in compliance with the Cole Memorandum’s guidelines should not be a prosecutorial priority. The federal government of the United States has always reserved the right to enforce federal law regarding the sale and disbursement of medical or recreational marijuana, even if state law sanctioned such sale and disbursement. Although the rescission of the above memorandums does not necessarily indicate that marijuana industry prosecutions are now affirmatively a priority for the DOJ, there can be no assurance that the federal government will not enforce such laws in the future.

Additionally, there can be no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. It is also important to note that local and city ordinances may strictly limit and/or restrict the distribution of cannabis in a manner that could make it extremely difficult or impossible to transact business in the cannabis industry. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, the Company’s investments in such businesses would be materially and adversely affected notwithstanding the fact that the Company is not directly engaged in the sale or distribution of cannabis. Federal actions against any individual or entity engaged in the marijuana industry or a substantial repeal of marijuana related legislation could adversely affect the Company, its business and its investments.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the CSA published Staff Notice 51-352 setting out the CSA’s disclosure expectations for specific risks facing companies with cannabis-related activities in the United States. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for companies with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all companies with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as companies that provide goods and services to third parties involved in the U.S. cannabis industry. The Company views Staff Notice 51-352 favourably, as it provides increased transparency and greater certainty regarding the views of the exchanges and the regulators regarding the Company’s existing operations and strategic business plan as well as the Company’s ability to pursue further investments and opportunities in the United States.

The Company’s investments in the United States are subject to applicable anti-money laundering laws and regulations.

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

Despite these laws, FinCEN issued a memorandum on February 14, 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal enforcement priorities. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the United States Controlled Substances Act on the same day (the “2014 Cole Memo”). The 2014 Cole Memo has been rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes was not a DOJ priority.

Attorney General Sessions’ revocation of the Cole Memorandum and the 2014 Cole Memo has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself. Though it was originally intended for the 2014 Cole Memo and the FinCEN Memorandum to work in tandem, the FinCEN Memorandum appears to remain in effect as a standalone document which explicitly lists the eight enforcement priorities originally cited in the rescinded Cole Memorandum. Although the FinCEN Memorandum remains intact, indicating that the Department of the Treasury and FinCEN intend to continue abiding by its guidance, it is unclear whether the current administration will continue to follow the guidelines of the FinCEN Memorandum.

The Company’s investments, and any proceeds thereof, are considered proceeds of crime due to the fact that cannabis remains illegal federally in the United States. This restricts the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Common Shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company’s investments in the United States may be subject to heightened scrutiny by Canadian authorities.

For the reasons set forth above, the Company’s existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction, in addition to those described herein.

Although the TMX MOU has confirmed that there is currently no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange.

Change in laws, regulations and guidelines.

Each investment’s current and proposed operations are subject to a variety of laws, regulations and guidelines, including, but not limited to, those relating to the manufacture, management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to health and safety (including those for consumable products), the conduct of operations and the protection of the environment. These laws and regulations are broad in scope and subject to evolving interpretations. If any changes to such laws, regulations and guidelines occur, which are matters beyond the control of the Company, the Company may incur significant costs in complying with such changes or it may be unable to comply therewith, which in turn may result in a material adverse effect on the Company’s business, financial condition and results of operation. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company’s business plan and result in a material adverse effect on certain aspects of its planned operations.

Changes in regulations, more vigorous enforcement thereof, the imposition of restrictions on the Company’s ability to operate in the U.S. as a result of the federally illegal nature of cannabis in the U.S. or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

United States tax residence of the Company.

The Company, which is and will continue to be a Canadian corporation generally would be classified as a non-United States corporation (and, therefore, as a non-United States tax resident) under general rules of United States federal income taxation. Section 7874 of the United States Tax Code, however, contains rules that can cause a non-United States corporation to be taxed as a United States corporation for United States federal income tax purposes. The rules described in this paragraph are relatively new, their application is complex and there is little guidance regarding their application. Under section 7874 of the United States Tax Code, a corporation created or organized outside the United States (i.e., a non-United States corporation) will nevertheless be treated as a United States corporation for United States federal income tax purposes (such treatment is referred to as an “Inversion”) if each of the following three conditions are met (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable United States Treasury Regulations, substantially all of the assets held, directly or indirectly, by a United States corporation, (ii) after the acquisition, the former stockholders of the acquired United States corporation hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding shares of the United States acquired corporation, and (iii) after the acquisition, the non-United States corporation’s expanded affiliated group does not have substantial business activities in the non-United States corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities (clauses (i) – (iii), collectively, the “Inversion Conditions”). For this purpose, “expanded affiliated group” means a group of corporations where (i) the non-United States corporation owns stock representing more than 50% of the vote and value of at least one member of the expanded affiliated group, and (ii) stock representing more than 50% of the vote and value of each member is owned by other members of the group. The definition of an “expanded affiliated group” includes partnerships where one or more members of the expanded affiliated group own more than 50% (by vote and value) of the interests of the partnership.

If the Company is treated as a United States corporation for United States federal income tax purposes under section 7874 of the United States Tax Code (which is considered likely, although no definitive determination of this matter has been reached, and no tax ruling has been sought or obtained in this regard), the Company would be considered a United States tax resident and subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Company is expected, regardless of any application of section 7874 of the United States Tax Code, to be treated as a Canadian resident Company (as defined in the Tax Act) for Canadian income tax purposes. As a result, if the Company is considered a United States corporation under section 7874, the Company would be subject to taxation both in Canada and the United States which could have a material adverse effect on its financial condition and results of operations. In addition, any distributions paid by the Company to a holder of Common Shares may be subject to United States withholding tax as well as any applicable Canadian withholding tax. A Non-United States Holder may also be subject to United States tax, including withholding tax, on disposition of its Common Shares.

Passive Foreign Investment Company.

There is a risk that the Company may, in the future, be construed as a passive foreign investment Company (“PFIC”). If the Company is a PFIC, its shareholders in the U.S. are likely subject to adverse U.S. tax consequences. Under U.S. federal income tax laws, if a Company is a PFIC for any year, it could have adverse U.S. federal income tax consequences to a U.S. shareholder with respect to its investment in Common Shares. The Company may earn royalty and franchise revenue which may be treated as passive income unless the royalty and franchise revenue is derived in the active conduct of a trade or business. Assessing whether royalty or franchise revenue received by the Company and its subsidiaries is derived in the active conduct of a trade or business involves substantial factual and legal ambiguity. Based on current business plans and financial expectations, the Company expects that it will not be a PFIC for its current tax year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Furthermore, because PFIC determinations are made annually, it is possible that the Company will meet the requirements to be treated as a PFIC in one or more years, but not meet such requirements in other years. U.S. shareholders should consult their own tax advisors regarding the potential adverse tax consequences to owning PFIC stock, and whether they are able to and should make any elections or take other actions to mitigate such potential adverse tax consequences.

If the Company is deemed to be an investment Company under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”), it may be required to institute burdensome compliance requirements and its activities may be restricted.

The Company intends to conduct its operations so that it is not required to register as an investment Company under the Investment Company Act. Section 3(a)(1)(C) of the Investment Company Act defines an investment Company as any Company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40.0% of the value of the Company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. However, any Company primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities is exempt from the requirements of the Investment Company Act under Section 3(b)(1).

If the Company is deemed to be an investment Company under the Investment Company Act, its activities may be restricted, including restrictions on the nature of the Company’s investments and restrictions on the issuance of securities. In addition, the Company may have imposed upon it burdensome requirements, including:

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registration as an investment Company;
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adoption of a specific form of corporate structure; and
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reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In summary, if the Company were to be characterized as an investment Company, the inability of the Company to satisfy such regulatory requirements, whether on a timely basis or at all, could, under certain circumstances, have a material adverse effect on the Company and its ability to continue pursuing its business plan could be limited.

The Company's Common Shares are considered to be penny stock, which may adversely affect the liquidity of its Common Shares.

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”). In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Additional financing.

The continued development of the Company will require additional financing. There is no guarantee that the Company will be able to achieve its business objectives. The Company intends to fund its future business activities by way of additional offerings of equity and/or debt financing as well as through anticipated positive cash flow from operations in the future. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Company and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company will require additional financing to fund its operations until positive cash flow is achieved.

The Company’s access to both public and private capital and its ability to access financing to support continuing operations and investments may be further restricted due to uncertainty and the changing nature of the marijuana regulatory environment in jurisdictions in which the Company operates.

Investments may be pre-revenue.

The Company has made and may make future investments in entities that have no significant sources of operating cash flow and no revenue from operations. As such, the Company’s investments are subject to risks and uncertainties including the risk that the Company’s investments will not be able to:

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implement or execute their current business plan, or create a business plan that is sound;
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maintain their anticipated management team; and/or
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raise sufficient funds in the capital markets or otherwise to effectuate their business plan.

If the Company’s investments cannot execute any one of the foregoing, their businesses may fail, which could have a materially adverse impact on the business, financial condition and operating results of the Company.

Lack of control over operations of investments.

The Company relies on its investments to execute on their business plans and to produce medical and/or recreational cannabis products, and holds contractual rights and minority equity interests relating to the operation of the Company’s investments. The operators of the Company’s investments have significant influence over the results of operations of the Company’s investments. Further, the interests of the Company and the operators of the Company’s investments may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company; (ii) take action contrary to the Company’s policies or objectives; (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company; or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s ability to perform its obligations. In addition, payments may flow through the Company’s investments, and there is a risk of delay and additional expense in receiving such revenues. Failure to receive payments in a timely fashion, or at all, under the agreements to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely, in part, on the accuracy and timeliness of the information it receives from the Company’s investments, and use such information in its analyses, forecasts and assessments relating to its own business. If the information provided by investment entities to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives, or satisfy its reporting obligations, may be materially impaired.

Private companies and illiquid securities.

The Company may invest in securities of private companies. In some cases, the Company may be restricted by contract or generally by applicable securities laws from selling such securities for a period of time. Such securities may not have a ready market and the inability to sell such securities or to sell such securities on a timely basis or at acceptable prices may impair the Company’s ability to exit such investments when the Company considers it appropriate.

Unfavourable publicity or consumer perception.

The regulated cannabis industry in the United States and Canada is at an early stage of its development. The Company believes the medical and recreational cannabis industry is highly dependent on consumer perception regarding the safety and efficacy of recreational and medical cannabis. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding cannabis in general, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on the business of the Company. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consumer such products legally, appropriately or as directed.

Public opinion and support for medical and recreational cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. Legalization of medical and recreational cannabis remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, legalization of medical marijuana as opposed to legalization in general).

Limited operating history.

Since March 1997, when it was created by amalgamation, the Company has had no significant revenues or earnings from operations. The Company has operated at a loss to date and may continue to sustain operating losses for the foreseeable future. There is no assurance that the Company will ever be profitable. Therefore, it is difficult for investors to evaluate the Company’s operations and prospects which may increase the risks associated with an investment in the Company.

Although the Company expects to generate some revenues from its investments, many of the investments will only start generating revenues in future periods and, accordingly, the Company is therefore expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Competition.

The Company competes with other companies for financing and investment opportunities in the cannabis industry. Some of these companies may possess greater financial resources than the Company. Such competition may result in the Company being unable to enter into desirable strategic agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its investments. Existing or future competition in the cannabis industry, including, without limitation, the entry of large multinational entities into the industry, could materially adversely affect the Company’s prospects for entering into additional agreements in the future. In addition, the Company currently competes with other cannabis streaming and royalty companies, some of which may possess greater financial resources than the Company.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better financed competitors, including competitors to the Company’s investments, could materially and adversely affect the business, financial condition and results of operations of the Company. It is possible that larger competitors could establish price setting and cost controls which would effectively “price out” certain of the Company’s investments operating within and in support of the medical and recreational cannabis industry.

Because of the early stage of the industry in which the Company will operate, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require research and development, marketing, sales and support. The Company may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis, which could materially and adversely affect the business, financial condition and results of operations of the Company.

Banking.

Since the production and possession of cannabis is currently illegal under U.S. federal law, it is possible that banks may refuse to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. The inability to open bank accounts with certain institutions could materially and adversely affect the business of the Company.

Currency fluctuations.

Certain revenues and expenses of the Company are expected to be denominated in U.S. dollars, and therefore may be exposed to significant currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company’s business, financial condition and operating results. CordovaCann may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements; however, there can be no assurance that such a program will effectively mitigate currency risks.

Risks associated with strategic transactions.

As part of the Company’s overall business strategy, the Company intends to pursue select strategic acquisitions, leasing and lending transactions and licensing agreements which would provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. The success of any such strategic transactions will depend, in part, on the ability of the Company to realize the anticipated benefits and synergies from integrating the Company’s investments into the businesses of the Company. Future strategic actions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Company’s existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; and (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

While the Company intends to conduct reasonable due diligence in connection with such strategic transactions, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company’s financial performance and results of operations. The Company could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the strategic actions. All of these factors could cause dilution to the Company’s earnings per share or decrease or delay the anticipated accretive effect of the transaction and cause a decrease in the market price of the Company’s Common Shares.

Bankruptcy or insolvency of investments.

There is no guarantee that the Company will be able to effectively enforce any interests it may have in the Company’s investments. A bankruptcy or other similar event related to an investment of CordovaCann that precludes a party from performing its obligations under an agreement may have a material adverse effect on the Company. Furthermore, as an equity investor, should an investment have insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

Research and market development.

Although the Company, itself and through its investments, is committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets and/or products, if any, will be commercially viable or successfully produced and marketed.

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical and recreational cannabis industry in North America.

The Company is operating its business in a relatively new medical and recreational cannabis industry and market. Accordingly, there are no assurances that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management’s expectations and assumptions. Any event or circumstance that affects the recreational or medical cannabis industry or market could have a material adverse effect on the Company’s business, financial condition and results of operations. Due to the early stage of the regulated cannabis industry, forecasts regarding the size of the industry and the sales of products by the Company’s investments are inherently difficult to prepare with a high degree of accuracy and reliability. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company’s investments, and consequently, the Company.

Reliance on management.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. In addition, the Company’s lean management structure may be strained as the Company pursues growth opportunities in the future. The loss of the services of such individuals or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all.

CordovaCann’s future success depends substantially on the continued services of its executive officers, consultants and advisors. If one or more of its executive officers or key personnel were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing Company, the Company may lose know-how, key professionals and staff members. These executive officers and key employees could compete with and take customers away which could materially and adversely affect the Company’s prospects, financial performance and results of operations.

Operation permits and authorizations.

The Company’s investments may not be able to obtain or maintain the necessary licenses, permits, authorizations or accreditations, or may only be able to do so at great cost, to operate their respective businesses. In addition, the Company’s investments may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on an investment’s ability to operate in the cannabis industry, which could have a material adverse effect on the Company’s business.

Litigation.

CordovaCann may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of the Company.

Liability, enforcement complaints, etc.

CordovaCann’s participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities into or against the Company or its investments. Litigation, complaints, and enforcement actions involving either of the Company or its investments could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Product liability.

Certain of the Company’s investments manufacture, process and/or distribute products designed to be ingested by humans, and therefore face an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused significant loss or injury. In addition, previously unknown adverse reactions resulting from human consumption of cannabis alone or in combination with other medications or substances could occur. A product liability claim or regulatory action against an investment entity of CordovaCann could result in increased costs, could adversely affect the Company’s reputation, and could have a material adverse effect on the results of operations and financial condition of the Company.

Reliance on key inputs.

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs including raw materials, electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company’s investments. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the relevant investment entity might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of an investment, and consequently, the Company.

Price volatility of publicly traded securities.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. It may be anticipated that any quoted market for the Common Shares of CordovaCann will be subject to market trends generally, notwithstanding any potential success of CordovaCann in creating revenues, cash flows or earnings. The value of the Common Shares would be affected by such volatility. An active public market for the Company’s Common Shares might not develop or be sustained. If an active public market for the Company’s Common Shares does not develop, the liquidity of a shareholder’s investment may be limited and the share price may decline.

Management of growth.

CordovaCann may experience a period of significant growth in the number of personnel that may place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key personnel to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. CordovaCann’s current and planned personnel, systems, procedures and controls may be inadequate to support its future operations.

Dividends.

CordovaCann has not paid dividends in the past and the Company does not anticipate paying any dividends in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings.

Any decision to declare and pay dividends in the future will be made at the discretion of the Company’s Board of Directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Company’s Board of Directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

Risk factors related to dilution.

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s Option Plan and upon the exercise of outstanding warrants.

Intellectual property and proprietary protection.

The success of the Company will depend, in part, on the ability of the Company and the Company’s investments to maintain, enhance and protect its intellectual property, including various existing and potential proprietary techniques and processes. The Company and the Company’s investments may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Company or the Company’s investments. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions.

The Company relies on a combination of laws and contractual provisions to establish and protect its rights in it intellectual property. There can be no assurance that the steps taken to protect proprietary rights will be adequate to deter misappropriation of intellectual property or technology. The Company may face claims alleging infringement of intellectual property rights held by others. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. An adverse determination in legal proceedings, a costly litigation process or a costly settlement could have a material adverse effect on the Company’s business, prospects, revenues, operating results and financial condition.

Insurance coverage.

CordovaCann currently does not have insurance coverage. The Company is likely to require insurance coverage in the future. There can be no assurance that adequate insurance coverage will be available to the Company in the future, or that if available, that such insurance will be obtainable by the Company at a commercially justifiable premium. There also can be no assurance that any insurance coverage obtained by the Company will be sufficient to cover claims to which the Company may become subject. If insurance coverage is unavailable to cover any such claims, the Company’s financial resources, results of operations and prospects could be adversely affected. If the Company were to incur substantial liability and such damages were in excess of policy limits, there could be a material adverse effect on the Company’s business, financial condition and results of operations.

Operational risks.

CordovaCann and its investments may be affected by a number of operational risks and may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s investments’ properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Company’s investments’ operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition on the Company. Also, the Company’s investments may be subject to or affected by liability or sustain loss for certain risks and hazards against which they may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Costs of maintaining a public listing.

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of securities exchanges require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. CordovaCann may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

Holding Company.

CordovaCann is a holding Company and essentially all of its assets are the capital stock of its material subsidiaries. As a result, investors in CordovaCann are subject to the risks attributable to its subsidiaries. Consequently, CordovaCann’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and investments and the distribution of those earnings to CordovaCann. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing any debt arrangements. In the event of a bankruptcy, liquidation or reorganization of any of CordovaCann’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before CordovaCann.

Difficulty implementing business strategy.

The growth and expansion of the Company is heavily dependent upon the successful implementation of its business strategy. There can be no assurance that the Company will be successful in the implementation of its business strategy.

Conflicts of interest.

Certain of the Company’s directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in, among other things, corporations, partnerships and joint ventures, that may become potential competitors of the technologies, products and services the Company intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company’s interests. In accordance with applicable corporate law, directors who have a material interest in or who are parties to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. In addition, the directors and officers are required to act honestly and in good faith with a view to the Company’s best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another Company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company.

Previous operations.

The Company recently changed its focus from the identification and evaluation of assets for purchase in the media, technology and consumer industries, to a provider of services and investment capital to companies in the cannabis sector. The Company also changed its name on January 3, 2018 from “LiveReel Media Corporation” to “CordovaCann Corp.”. While the Company has now divested all of its assets relating to its previous business, there is no guarantee that liabilities relating to the previous business will not negatively impact the Company’s current or future operations or financial performance. Management is not aware of any liabilities relating to its previous business operations.

Resale of Common Shares.

Although the Common Shares are listed on the CSE and the OTCQB, there can be no assurance that an active and liquid market for the Common Shares will develop or be maintained and an investor may find it difficult to resell any securities of the Company. In addition, there can be no assurance that the publicly-traded stock price of the Company will be high enough to create a positive return for investors. Further, there can be no assurance that the Common Shares will be sufficiently liquid so as to permit investors to sell their position in the Company without adversely affecting the stock price. In such event, the probability of resale of the Common Shares would be diminished.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects the Company’s current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by the Company’s forward-looking statements.

Risks and uncertainties include, but are not limited to:
●
lack of substantial operating history;
●
the impact of competition; and
●
the enforceability of legal rights.

Important factors that could cause the actual results to differ from materially from the Company’s expectations are disclosed in more detail set forth under the heading “Risk Factors” above. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

CordovaCann is committed to assembling a premier cannabis business with a vision to becoming a worldwide industry leader. The Company is focused on working with leading cannabis production, processing and retail operators in key jurisdictions that will enable CordovaCann to serve national and international markets that have legal and regulated medical and/or recreational cannabis industries. The Company intends to leverage its production, processing and retail investments to establish a global multi-jurisdictional platform that delivers consistent formulations of best-of-breed brands and predictable consumer experiences.

CordovaCann has entered into strategic relationships and investments with cannabis operators in Canada and the United States. The Company will provide a variety of resources and services to these respective operators including, but not limited to: capital commitments, strategic positioning, brand development, best operating practices, access to intellectual property, administrative assistance, and general business consulting. Over the next twelve months, CordovaCann is focused on growing its retail operations through its assets acquired as part of the Star Buds acquisition and the acquisition of 273, as well as expanding the throughput of its Oregon operations.. Moving forward, the Company will also seek partnerships with cannabis operators in key legal markets not currently served by CordovaCann, as well as seek to expand operations in those markets where the Company already has a presence. CordovaCann plans to develop various end products for distribution in each of its current markets as well as to service other brands and intellectual property owners with its growing processing and manufacturing platforms with a view to allowing these clients and prospective clients to gain access to our channels to market and to also generate additional revenue for the Company. The platform that the Company is building will seek to ensure that the end products are consistent across all jurisdictions by maintaining strict and professional standard operating procedures covering everything from marketing, sales, packaging, and branding through to the ultimate end user experience.

CordovaCann’s long-term focus is to continue expanding its reach into additional legal markets, with an increasing focus on international operations. The Company expects to organically build and forge strategic relationships with cannabis producers, processors and retailers globally, but expects it should also be able to serve these markets through the export of products from Canada where legal. As the Company works to penetrate new markets with its branded products, the Company will likely develop and/or acquire new brands and products to further leverage its channels to market through the broadening of its product offerings. Additionally, CordovaCann may invest in additional parts of the cannabis value chain in markets where such assets are legal and provide a competitive advantage and significant operating leverage for the Company.

Results of Operations

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
	$	$	$	$

Revenue	-	-	-	-
Cost of sales	-	-	-	-
Expenses	(14,338)	1,215,262	1,350,931	3,716,176
Other expense (income)	37,248	58,059	638,173	(4,075)
Net loss for the period	(22,910)	(1,273,321)	(1,989,104)	(3,712,101)
Net loss per share	(0.00)	(0.03)	(0.05)	(0.09)

Expenses

The overall analysis of the expenses is as follows:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
	$	$	$	$

Consulting fees	294,307	577,187	1,044,838	2,023,431
Share based compensation	(446,717)	323,810	(109,573)	910,220
Professional fees	70,755	65,488	195,400	206,773
Shareholders information service	22,759	28,401	83,222	105,686
Office and general	44,558	194,169	137,044	412,914
Exclusivity fee	-	18,536	-	34,218
Depreciation	-	7,671	-	22,934
	(14,338)	1,215,262	1,350,931	3,716,176

Consulting Fees

Consulting fees for the three and nine months ended March 31, 2020 was $294,307 and $1,044,838, respectively as compared to $577,187 and $2,023,431 for the three and nine months ended March 31, 2019. Consulting fees decreased due to the decrease in the number of consultants during the comparative quarter.

Share Based Compensation

Share based compensation expense (reversal) for the three and nine months ended March 31, 2020 was ($447,717) and ($109,573), respectively, as compared to $323,810 and $910,220, respectively, for the three and nine months ended March 31, 2019. Share based reversal for the three and nine months ended March 31, 2020 was due to the forfeiture of warrants granted during the year ended June 30, 2019. The share based compensation expense for the three and nine months ended March 31, 2019 was a result of the issuances and vesting of warrants issued to consultants.

Professional Fees

Professional fees for the three and nine months ended March 31, 2020 was $70,755 and $195,400, respectively, as compared to $65,488 and $206,773, respectively for the three and nine months ended March 31, 2019. Professional fees for the three and nine months ended March 31, 2020 and 2019 were comprised of legal and audit fees.

Shareholder Information Services

Shareholder information services for the three and nine months ended March 31, 2020 was $22,759 and $83,222, respectively, as compared to $28,401 and $105,686, respectively, for the three and nine months ended March 31, 2019. Shareholder information services for the three and nine months ended March 31, 2020 and 2019 were comprised of annual general meeting costs and accruals, transfer agent fees, other filing fees and investor relation services.

Office and General

Office and general costs for the three and nine months ended March 31, 2020 were $44,558 and $137,044, respectively, as compared to $194,169 and $412,914, respectively, for the three and nine months ended March 31, 2019. Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants. The decrease in office and general costs for the three and nine months ended March 31, 2020 was primarily a result of decreased travel and administrative expenses.

Exclusivity Fee

On March 7, 2018, the Company entered into a memorandum of understanding (the “MOU”) with a third party which granted the Company exclusivity on a transaction to acquire a majority stake in real estate and intellectual property assets owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to USD $100,000 for such exclusivity. In October 2019, the Company terminated the MOU. During the three and nine months ended March 31, 2020, the Company paid and expensed $nil as compared to $nil and $15,682, respectively, for the three and nine months ended March 31, 2019 as a result of the exclusivity fee.

Depreciation

Depreciation for the three and nine months ended March 31, 2020 was $nil as compared to $7,671 and $22,934, respectively, for the three and nine months ended March 31, 2019. The depreciation expense was on the Company’s cannabis-related equipment which was written off during the year ended June 30, 2019.

Other Income

The overall analysis of other income is as follows:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
	$	$	$	$

Interest expense	117,943	6,227	302,166	6,227
Accretion expense	27,670	7,619	81,320	7,619
Loss on settlement of fees	-	12,700	-	12,700
Foreign exchange loss (gain)	(71,246)	31,513	(55,578)	(30,621)
Loss on deposit	-	-	396,000	-
Other income	(37,119)	-	(85,735)	-
	37,248	58,059	638,173	(4,075)

Interest Expense

During the three and nine months ended March 31, 2020, the Company recorded interest expense of $117,943 and $302,166, respectively, as compared to $6,227 for the three and nine months ended March 31, 2019. The interest expense during the three and nine months ended March 31, 2020 was primarily in relation to convertible debentures, promissory notes and a mortgage issued during the year ended June 30, 2019, and a convertible debenture issued during the three months ended September 30, 2019.

Accretion Expense

During the three and nine months ended March 31, 2020, the Company recorded an accretion expense of $27,670 and $81,320, respectively, as compared to $7,619 for the three and nine months ended March 31, 2019. The accretion expense during the three and nine months ended March 31, 2020 was primarily in relation to a discount on convertible debentures and promissory notes issued during the year ended June 30, 2019 and a convertible debenture issued during the three months ended September 30, 2019.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) for the three and nine months ended March 31, 2020 was $(71,426) and $(55,578), respectively, as compared to a loss (gain) of $31,513 and $(30,621), respectively, during the three and nine months ended March 31, 2019. The foreign exchange losses and gains for the three and nine months ended March 31, 2020 and 2019 were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

Other Income

During the three and nine months ended March 31, 2020, the Company recorded other income of $37,119 and $85,735, respectively, as compared to $nil for the three and nine months ended March 31, 2019. Other income relates to income generated on a month-to-month basis on the Company’s premises in Oregon.

Net Loss and Comprehensive Loss

Net loss for the three and nine months ended March 31, 2020 was $22,910 and $1,989,104, respectively, as compared to $1,273,321 and $3,712,101, respectively, for the three and nine months ended March 31, 2019.

Comprehensive loss for the three and nine months ended March 31, 2020 was $114,132 and $2,070,145, respectively, as compared to $1,273,262 and $3,714,920, respectively, for the three and nine months ended March 31, 2019.

Liquidity and Capital Resources

Working Capital

As at March 31, 2020, the Company had total assets of $4,992,496 (June 30, 2019 – $4,645,132) consisting of cash and cash equivalents of $69,410, prepaid expenses and deposits of $428,447, investment in a related party of $500,000 and property and equipment of $3,951,794. As at June 30, 2019, the Company had total assets of $4,645,132 consisting of cash and cash equivalents of $71,849, prepaid expenses and deposits of $427,894, investment in a related party of $500,000 and property and equipment of $3,645,389.

The decrease in assets from June 30, 2019 to March 31, 2020 was primarily the result of a decrease in cash and cash equivalents and a decrease in property and equipment due to foreign exchange translation adjustments during the nine months ended March 31, 2020.

As at March 31, 2020, the Company had total liabilities of $6,442,660 (June 30, 2019 – $4,282,562) consisting of accounts payable and accrued liabilities of $2,464,965, a mortgage payable of $765,660, promissory notes payable of $1,807,342, debenture unit deposits of $360,082 and long term convertible debentures of $1,044,611. As at June 30, 2019, the Company had total liabilities of $4,282,562 consisting of accounts payable and accrued liabilities of $1,371,386, a mortgage payable of $657,633, debenture unit deposits of $594,889, promissory notes payable of $1,112,194 and long term convertible debentures of $546,460.

The increase in accounts payable and accrued liabilities from June 30, 2019 to March 31, 2020 was a result of the Company’s increased operations and limited cash flow. During the three and nine months ended March 31, 2020, the Company issued debt through convertible debentures to assist in financing its operations and investments. During the year ended June 30, 2019, the Company issued debt through a mortgage payable, promissory notes payable, convertible debentures and subscriptions thereto to assist in financing its operations and investments.

As at March 31, 2020, the Company had a working capital deficiency of $4,857,347 as compared to a working capital deficiency of $3,236,359 as at June 30, 2019. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

Cash Used in Operating Activities

The Company used cash in operating activities in the amount of $379,933 (March 31, 2019 – $1,815,080) for the nine months ended March 31, 2020 due to the reasons as discussed above.

Cash Used in Investing Activities

The Company used cash in investing activities in the amount of $nil (March 31, 2019 – $1,813,562) for the nine months ended March 31, 2020. The investing activities during the nine months ended March 31, 2019 were primarily attributable to cash used for the asset acquisition of OR Operations and investment in a related party.

Cash From Financing Activities

The Company received proceeds from financing activities in the amount of $458,535 (March 31, 2019 – $550,558) during the nine months ended March 31, 2020. The financing activities proceeds during the nine months ended March 31, 2020 were in relation to the issuance of convertible debentures that closed on August 14, 2019 and proceeds for the issuance of a convertible debenture that closed on April 24, 2020.

Share Capital

During the three and nine months ended March 31, 2020, the Company had the following common share transactions:

●
On January 16, 2020, the Company issued 271,164 common shares of the Company at a price of $0.25 per share as a result of a partial conversion of the Debentures of Series A-1, as disclosed in Note 8.

During the three and nine months ended March 31, 2019, the Company had no common share transactions.

Warrants

On October 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until September 30, 2020 at an exercise price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in six equal tranches of 25,000 warrants every three months from the date of issuance. The fair value of these issued warrants of $207,833 was determined using the Black-Scholes option-pricing model. For the three and nine months ended March 31, 2020 the Company expensed $3,464 and $23,902, respectively, (March 31, 2019 – $30,136 and $164,188, respectively) of these fair value of the warrants as share based compensation.

On October 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until October 14, 2020 at an exercise price of $2.00 per share. The warrants shall vest in four equal tranches of 62,500 warrants every three months from the date of issuance. The fair value of these issued warrants of $131,421 was determined using the Black-Scholes option-pricing model. For the three and nine months ended March 31, 2020 the Company expensed $nil and $11,467, respectively, (March 31, 2019 – $41,069 and $98,109, respectively) of these fair value of the warrants as share based compensation.

On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every nine months from the date of issuance. The fair value of these issued warrants of $1,251,625 was determined using the Black-Scholes option-pricing model. For the three and nine months ended March 31, 2020, the Company expensed $91,263 and $352,015, respectively, (March 31, 2019 – $216,648 and $361,080) of these fair value of the warrants as share based compensation.

On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every three and six months from the date of issuance. The fair value of these issued warrants of $1,251,625 was determined using the Black-Scholes option-pricing model. During the nine months ended March 31, 2020, 750,000 of the 1,000,000 warrants previously issued to the consultant were forfeited. As a result, the Company reversed $738,799 of the previously recorded share based compensation expense during the three and nine months ended March 31, 2020 (March 31, 2019 – expense of $216,648 and $361,080)

On December 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until November 30, 2020 at a price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in three equal tranches of 50,000 warrants every three months from the date of issuance. The fair value of these issued warrants of $138,853 was determined using the Black-Scholes option pricing model. For the three and nine months ended March 31, 2020 the Company expensed $nil and $6,171, respectively, (March 31, 2019 – 7,714 and $114,168) of the fair value of these warrants as share based compensation.

On February 1, 2019 and in connection to a consulting agreement, the Company issued warrants for the purchase of 325,000 common shares of the Company exercisable until January 31, 2022 at a price of $1.00 per share. Of these issued warrants, 81,250 vested immediately while the remaining 243,750 warrants shall vest in three equal tranches of 81,250 warrants every three months from the date of issuance. The fair value of these issued warrants of $250,793 was determined using the Black-Scholes Option Pricing Model. For the three and nine months ended March 31, 2020 the Company expensed $nil and $38,316, respectively, (March 31, 2019 – $nil) of the fair value of these warrants as share based compensation.

On February 25, 2020 and in connection to a consulting agreement, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until February 23, 2023 at a price of $0.25 per share. Of these issued warrants, 500,000 vested immediately and the remainder shall vest over time as certain acquisition and duration milestones are met. The fair value of these issued warrants of $389,390 was determined using the Black-Scholes Option Pricing Model. For the three and nine months ended March 31, 2020 the Company expensed $184,780 (March 31, 2019 – $nil) of the fair value of these warrants as share based compensation.

During the three and nine months ended March 31, 2020 the Company expensed $292,082 and $525,388, respectively, in the fair value of warrants as a result of the issuances which have been recorded as share based compensation and reversed $738,799 of stock based compensation expense as a result of forfeitures (March 31, 2019 – $323,810 and $910,220).

Options

During the three and nine months ended March 31, 2020, the Company issued the following options:

●
On February 25, 2020, the Company issued 800,000 fully-vested common share purchase options under the Company’s stock option plan. Such options shall be exercisable until February 24, 2023 at a price of $0.25 per share.

The Company did not issue any stock options during the three and nine months ended March 31, 2019. During the three and nine months ended March 31, 2020 the Company expensed $103,838 (March 31, 2019 – $nil) of the fair value of the options.

Promissory Notes Payable

Promissory Note A – February 1, 2019

On February 1, 2019, the Company issued an unsecured promissory note (the “Promissory Note A”) in the principal amount of US $150,000. The Promissory Note A matured on May 1, 2019 and bears interest at a rate of 10% per annum, accrued monthly and due at maturity. As at the date of these financial statements, the Promissory Note A is in default and remains outstanding. In connection with the Promissory Note A, the Company also issued warrants for the purchase of 150,000 common shares of the Company exercisable until January 31, 2020 at a price of $1.00 per share.

The Promissory Note A was determined to be a compound instrument, comprising a liability and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no warrants. Using the residual method, the carrying amount of the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $192,142 (US $146,729). The residual value of $4,283 (US $3,271) was allocated to warrants. The carrying value of the Promissory Note A, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note A, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at March 31, 2020, the value of the Promissory Note A amounted to $237,632 (US $167,500) (June 30, 2019 – $204,484). Accretion expense of $nil (March 31, 2019 - $5,747) and interest expense of $5,043 and $14,945, respectively, (March 31, 2019 - $3,324) was recorded for the three and nine months ended March 31, 2020.

Promissory Note B – June 12, 2019

On June 12, 2019, the Company issued a secured promissory note (the “Promissory Note B”) in the principal amount of $261,740 (US $200,000). The Promissory Note B matures on March 31, 2020 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note B is secured by the convertible preferred shares investment in NWN Inc. Furthermore, this is considered to be a related party transaction by virtue of a common officer and director. As at the date of these financial statements, the Promissory Note B is in default and remains outstanding.

As at March 31, 2020, the value of the Promissory Note B amounted to $317,760 (US $216,479) (June 30, 2019 – $263,690). Interest expense of $10,087 and $29,890, respectively, was recorded for the three and nine months ended March 31, 2020 (March 31, 2019 - $nil).

Promissory Note C – June 19, 2019

On June 19, 2019, the Company issued secured promissory notes (the “Promissory Note C”) in the aggregate principal amount of $654,350 (US $500,000). The Promissory Note C matured on December 18, 2019 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note C is secured by a general security interest over all the assets of Cordova OR Holdings, LLC, a wholly owned subsidiary of the Company and parent to OR Operations. In connection with the Promissory Note C, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $1.00 per share.

The Promissory Note C was determined to be a compound instrument, comprising of a liability and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no warrants. Using the residual method, the carrying amount of the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $652,675 (US $489,152). The residual value of $14,367 (US $10,848) was allocated to warrants. The carrying value of the Promissory Note C, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note C, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On December 16, 2019, the Company extended the maturity date of the Promissory Note C to March 19, 2020 (the “Extension”) in exchange for a one-time fee in the amount $13,142 (US $10,000), due at maturity and the issuance of additional warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $0.30 per share.

On March 16, 2020, the Company extended the maturity date of the Promissory Note C to June 19, 2020 in exchange for a one time fee in the amount $13,142 (US $10,000), due at maturity.

As at March 31, 2020, the value of the Promissory Note C amounted to $806,590 (US $534,330) (June 30, 2019 - $644,020). Accretion expense of $7,905 and $22,671, respectively, and interest expense of $38,666 and $90,589, respectively, was recorded for the three and nine months ended March 31, 2020 (March 31, 2019 – $nil).

Promissory Note D – October 28, 2019

On October 28, 2019, the Company issued a promissory note (the “Promissory Note D”) in the principal amount of US $300,000. The Promissory Note D matured on March 31, 2020 and bears interest at a rate of 5% per annum, accrued monthly and due at maturity. Subsequent to March 31, 2020, the Promissory Note D was extended until October 31, 2019 for a one-time fee of $40,000. Interest on the Promissory Note D subsequent to the maturity date bears interest at 15% per annum. The Promissory Note D is secured by a personal guarantee of vendors, as disclosed in Note 12 (d).

As at March 31, 2020, the value of the Promissory Note D amounted to $445,360 (US $302,671) (June 30, 2019 - $nil). Interest expense of $15,130 and $18,656 was recorded for the three and nine months ended March 31, 2020 (March 31, 2019 – $nil).

Mortgage Payable

On June 16, 2019, the Company obtained financing through a mortgage (the “Mortgage”) in the amount of $696,117 (US $531,915) as part of the acquisition of OR Operations which has title to 6 acres of real estate in Clackamas County, Oregon (the “Property”). The Mortgage was due in six months from the date of the agreement at an initial draw of US $500,000, implying interest at a rate of 12.77% per annum. As at the date of these financial statements, the Mortgage is in default and remains outstanding. The Mortgage after the date of default bears interest at 12% per annum, payable monthly, until the repayment of the outstanding amount. The Mortgage is secured by a first charge on the Property.

The Mortgage outstanding as at March 31, 2020 was $765,660 (June 30, 2019 – $657,633). Total interest expense in relation to the Mortgage for the three and nine months ended March 31, 2020 amounted to $21,461 and $63,594, respectively, (March 31, 2019 – $nil).

Convertible Debentures

Convertible Debentures Series A-1 – March 13, 2019

On March 13, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-1”) of the Company for gross proceeds of $600,000; of which $350,000 was received in cash and $250,000 was issued in settlement of outstanding fees with a fair value amounting to $237,300. The balance of $12,700 has been recorded as a loss on settlement of fees.

Each Debenture Unit of Series A-1 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-1”) and 500 common share purchase warrants (the “Warrants of Series A-1”) of the Company. The Debentures of Series A-1 mature on March 12, 2021 and bear interest at a rate of 10% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-1 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $1.00 per share. Furthermore, the Company also has the option to force conversion of the Debentures of Series A-1 and any accrued interest at the same conversion price if the Company’s common shares trade above $2.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Each full Warrant of Series A-1 entitles the holder to purchase one common share of the Company until March 12, 2021 at an exercise price of $1.20 per share. As a result, 300,000 Warrants of Series A-1 were issued related to the Debenture Units of Series A-1.

The Debenture Units of Series A-1 were determined to be a compound instrument, comprising a liability, a conversion feature and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no conversion rights. Using the residual method, the carrying amount of the conversion feature and the warrants issued is the difference between the principal amount and the initial carrying value of the financial liability.

The fair value of the liability was determined to be $508,439. The residual value of $91,561 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $62,498 and $29,063, respectively. The carrying value of the Debentures of Series A-1, net of the equity components, have been accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On January 16, 2020, the Company issued 271,164 common shares at $1.00 per share as a result of a partial conversion of the outstanding Debentures of Series A-1 with a face value of principal $250,000 and accrued interest of $21,164. The carrying value of the converted debentures amounting to $249,184 and equity in the amount of $25,855, was transferred to share capital upon conversion.

As at March 31, 2020, the value of the Debentures of Series A-1 amounted to $365,543 (June 30, 2019 – $546,460). Accretion expense of $7,426 and $28,537, respectively, and interest expense of $9,731 and $39,731, respectively was recorded for the three and nine months ended March 31, 2020 (March 31, 2019 - $nil).

Convertible Debentures Series A-2 – August 14, 2019

On August 14, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-2”) of the Company for gross proceeds of $713,000.

Each Debenture Unit of Series A-2 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-2”) and 500 common share purchase warrants (the “Warrants of Series A-2”) of the Company. The Debentures of Series A-2 mature on August 13, 2021 and bear interest at a rate of 10% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-2 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $1.00 per share. The Company also has the option to force conversion of the Debentures of Series A-2 and any accrued interest at the same conversion price if the Company’s common shares trade above $2.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Each full Warrant of Series A-2 entitles the holder to purchase one common share of the Company until August 13, 2021 at an exercise price of $1.20 per share. As a result, 356,500 Warrants of Series A-2 were issued related to the Debenture Units of Series A-2.

The Debenture Units of Series A-2 were determined to be a compound instrument, comprising a liability, a conversion feature and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no conversion rights. Using the residual method, the carrying amount of the conversion feature and the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $604,195. The residual value of $108,805 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $74,989 and $33,816, respectively. The carrying value of the Debentures of Series A-2, net of the equity components, have been accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at March 31, 2020, the value of the Debentures of Series A-2 amounted to $679,068 (June 30, 2019 - $nil). Accretion expense of $12,339 and $30,112, respectively, and interest expense of $17,825 and $44,761, respectively, was recorded for the three and nine months end ed March 31, 2020 (March 31, 2019 - $nil).

Debenture Unit Deposits

During the three and nine months ended March 31, 2020, the Company received a total of $360,082 in deposits related to subscriptions for a convertible debenture offering (the “Offering”). Each $1,000 unit of the Offering shall be comprised of a $1,000 principal amount of a 15% unsecured subordinated convertible debenture (the “Debenture”) and 500 common share purchase warrants (the “Warrants”). The Debentures shall mature twelve months from the date of issuance and shall be exercisable into common shares of the Company at a price of $0.25 per share any time prior to maturity by the holder and at the option of the Company in certain circumstances. The Warrants shall be exercisable for a period of twenty-four months from the date of issuance and exercisable at a price of $0.30 per share. The Offering closed on April 24, 2020 as disclosed in note 17.

During the year ended June 30, 2019, the Company received a total of $594,889 in deposits related to subscriptions for a convertible debenture unit offering which closed on August 14, 2019.Each $1,000 unit of the Offering shall be comprised of a $1,000 principal amount of 10% unsecured subordinated convertible debenture and 500 common share purchase warrants. The debentures shall mature twenty-four months from the date of issuance and shall be exercisable into common shares of the Company at a price of $1.00 per share any time prior to maturity by the holder and at the option of the Company in certain circumstances. The warrants shall be exercisable for a period of twenty-four months from the date of issuance and exercisable at a price of $1.20 per share. The Offering was closed on August 13, 2019 and the convertible debenture units were issued.

Key Contractual Obligations

During the nine months ended March 31, 2020, the Company received a notice of termination letter (the "Termination Letter") from the landlord of a leased property, who subsequently repossessed the premises. The landlord of leased property has notified the Company that to the extent applicable, it intends to seek recovery of damages incurred including without limitation, the costs of recovering the leased property, solicitor fees, arrears and all future rental payments following the notice of termination.

The Company has expensed its rental deposit as a result of the Termination Letter. As of the date of this report, the Company has not received any claims from the landlord as a result of the Termination Letter. Management has not recorded any liability associated with the Termination Letter as it does not expect to receive any claims.

There are no other key contractual obligations as at March 31, 2020.

Off Balance Sheet Arrangements

As at March 31, 2020, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Related party transactions for the three and nine months ended March 31, 2020 and 2018 and balances as at those dates, not disclosed elsewhere in the Company’s unaudited condensed interim consolidated financial statements are:
a)
During the three and nine months ended March 31, 2020, the Company expensed $117,050 and $563,270 respectively, (March 31, 2019 – $283,791 and $851,290, respectively), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at March 31, 2020, the Company had fees payable to officers and directors of the Company of $1,340,492 (June 30, 2019 – $546,653).

Financial and Derivative Instruments

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these unaudited condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at March 31, 2020:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at March 31, 2020, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at March 31, 2020, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Critical Accounting Policies

The Company’s condensed interim consolidated financial statements have been prepared in conformity with IAS 34 – Interim Financial Reporting and do not include all the information required for full annual condensed interim consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financials for the year ended June 30, 2019. These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The significant accounting policies used in the preparation of these unaudited condensed interim consolidated financial statements are described below.

Functional and Presentation Currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency. The functional currencies of the group, as determined by management, are as follows:

Currency

CordovaCann Corp.	Canadian dollars
CordovaCann Holdings Canada, Inc.	Canadian dollars
Cordova Investments Canada, Inc.	Canadian dollars
CordovaCann Holdings, Inc.	United States dollars
Cordova CO Holdings, LLC	United States dollars
Cordova OR Holdings, LLC	United States dollars
CDVA Enterprises, LLC	United States dollars
Cordova CA Holdings, LLC	United States dollars
Cordova OR Operations, LLC	United States dollars
Cannabilt Farms, LLC	United States dollars
Cannabilt OR Retail, LLC	United States dollars
Cannabilt Holdings, Inc.	United States dollars
Future Processing, LLC	United States dollars

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's reporting currency of Canadian dollars, balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

Use of Estimates and Judgements

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain.

The impacts of such estimates are pervasive throughout these condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, valuation of acquired assets, fair value of share purchase warrants, share-based payments and deferred tax assets.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were ineffective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

Management is taking an active approach to examining business opportunities in the cannabis industry that could enhance shareholder returns.

Subsequent Events

On March 11, 2020, the World Health Organization declared the outbreak of the novel strain of coronavirus (“COVID-19”) a pandemic, which has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods as well as the Company’s ability to find new business opportunities, raise capital or restructure the Company’s finances

On April 1, 2020 and in connection to with a consulting agreement, the Company issued warrants for the purchase of 540,000 common shares of the Company exercisable until March 31, 2023, at an exercise price of $0.30 per share. These warrants vest at 30,000 per month for a period of eighteen (18) months.

On April 1, 2020 and in connection to with a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until December 31, 2022, at an exercise price of $0.30 per share. Upon issuance, 250,000 of such warrants vested immediately while the remaining 750,000 warrants shall vest in 3 equal tranches of 250,000 warrants every three months from the date of issuance.

On April 8, 2020, as consideration for Mr. Jakob Ripshtein’s appointment, the Company granted options for the purchase of 1,500,000 common shares of the Company under the stock option plan, exercisable until April 8, 2023, at an exercise price of $0.25 per share, such options vesting immediately upon issuance.

On April 8, 2020, as consideration for Mr. Ben Higham’s appointment, the Company granted options for the purchase of 1,500,000 common shares of the Company under the stock option plan, exercisable until April 8, 2023, at an exercise price of $0.25 per share, such options vesting immediately upon issuance.

On April 15, 2020, the Company appointed Mr. Brian Ruden as a Special Advisor to the Company. In connection with Mr. Ruden’s appointment, the Company issued a total of 1,000,000 common share purchase warrants exercisable until April 15, 2022, at a price of $0.35 per share. Upon issuance, 250,000 of such warrants vested immediately and 250,000 warrants shall vest every six months over a period of eighteen months.

On April 24, 2020, the Company closed a non-brokered private placement offering (the “Offering”) of 1,164 unsecured subordinated convertible debenture units of the Company (the “Debenture Units”) at a price of $1,000 per Debenture Unit. Each Debenture Unit consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures”) and 500 common share purchase warrants (the “Warrants”) of the Company. The Debentures shall mature on April 23, 2021 (the “Maturity Date”) and bear interest at a rate of 15% per annum, accrued monthly and payable on the Maturity Date. The outstanding principal amount of the Debentures and any accrued interest is convertible into common shares of the Company at the option of the holder at anytime prior to the Maturity Date at a conversion price of $0.25 per share. The Company also has the option to force conversion of the Debentures and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days and on the Maturity Date. Each Warrant entitles the holder to purchase one common share of the Company, exercisable until April 23, 2022, at a price of $0.30 per share. In connection with the Offering, the Company issued an aggregate principal amount of $1,164,000 in Debentures and an aggregate of 582,000 Warrants. Prior to closing of the Offering, the Company exercised its rights of early repayment in respect of certain of the convertible debentures of the Company issued on August 14, 2019 and, in connection with its election for early repayment, holders of such convertible debentures directed the Company to retain the funds representing such repayment and to apply such funds towards satisfaction of the purchase price for their respective Debenture Units. The Company issued an aggregate of 761 Debenture Units to such subscribers on such basis. The remainder of the net proceeds of the Offering are intended to be used for general working capital purposes.

On May 16, 2020, the Company appointed Mr. Nathan Nienhuis as a Senior Advisor to the Company. In connection with Mr. Nienhuis’s appointment, the Company issued a total of 1,000,000 common share purchase warrants exercisable until May 15, 2023, at a price of $0.45 per share. Upon issuance, 250,000 of such warrants vested immediately and 250,000 warrants shall vest every six months over a period of eighteen months.

On May 16, 2020, the Company appointed Mr. Dale Rasmussen to the Company’s board of directors. In connection with Mr. Rasmussen’s appointment, the Company granted options for the purchase of 500,000 common shares of the Company under the stock option plan, exercisable until May 15, 2023, at an exercise price of $0.45 per share, such options vesting immediately upon issuance.

Public Securities Filings
Additional information regarding the Company is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.gov.